Suite 1120, Cathedral Place,

925 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3L2
Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com

www.aurizon.com

Toronto Stock Exchange Ticker Symbol – ARZ NYSE Amex Ticker Symbol – AZK U.S. Registration (File 001-31893) News Release Issue No. 24 - 2011

September 6, 2011
FOR IMMEDIATE RELEASE

DRILLING CONFIRMS THE CONTINUITY AND THE POTENTIAL EXTENSION OF THE 123 ZONE AT THE CASA BERARDI MINE

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) is pleased to report initial encouraging results from  drilling of the 123 Zone from the exploration track drift on the 550 metre level at its Casa Berardi Mine in north-western Quebec.

The current exploration program is focused 200 metres below and above the 550 metre on Zone 123, located approximately 1.0 kilometre east of the West Mine shaft, with the objective to delineate the continuity of the mineralization.

Forty nine (49) new holes have been completed from the 550 metre level track drift.  The program is targeting a series of south-east dipping lenses where mineralized structures were previously identified from drilling at the 280 metre level.

Twenty three (23) mineralized intervals out of the forty nine (49) holes returned a metal factor of 10 (true width in metres x the gold grade in grams per tonne), or higher which indicates lense continuity in the trend of the mineralized corridor.  These drill holes are included in this release and are illustrated on the attached sketches.  The drilling program covered an area of 300 metres along strike, 400 metres in width and up to 200 metres below and above the 550 metre level.

The best results were 23.3 grams of gold per tonne over 6.7 metres (true width) in hole CBP-0283 and 15.2 grams of gold per tonne over 8.5 metres (true width) in hole CBP-0272, respectively.  Thirty five (35) of the forty nine (49) holes were drilled outside the inferred resource block located between the 280 metre level and the 550 metre level.

In Zone 123, gold mineralization occurs in quartz veins, cherty units and massive sulphide structures located between the South break to the east and the South break to the west in a volcanic-sedimentary bearing environment.  This corridor covers more than 400 metres in width, and up to 250 metres within the same lense.

As at December 31, 2010, the 123 Zone contained mineral reserves of 493,000 tonnes at a grade of
7.4 grams of gold per tonne, representing 117,700 ounces; indicated mineral resources of 136,000 tonnes at a grade of 5.4 grams of gold per tonne, representing 23,700 ounces and inferred mineral resources of 909,000 tonnes at a grade of 8.0 grams of gold per tonne, representing 234,100 ounces.

“The continuity in the mineralized system of Zone 123 confirms the potential to extend the mineralization towards surface and at depth, thereby increasing the potential to find more mineralized lenses within this structure” said Gilles Carrier P. Eng., Principal Exploration Geologist.

News Release – September 6, 2011 Drilling Confirms the Continuity and the Potential Extension of the 123 Zone at the Casa Berardi Mine	Page | 2

Outlook

Based on these encouraging initial results, underground in-fill drilling will be intensified with the addition of three drill rigs from the 550 and 810 metre exploration track drifts to define the down dip and the up-dip extensions of the zone.  An updated mineral resource estimate will be completed as of December 31, 2011.

Quality Control and Qualified Person

Core assays are performed on core sawed in half, with standard fire assay procedures and atomic absorption finition. Certified reference material, duplicate and blanks are inserted in the sample sequence for quality control.  Assay checking on pulp and coarse rejects are carried out on approximately 5% of samples.  Additional information on Quality Assurance and Quality Control (“QA/QC”), can be found in the ‘Technical Report on the Casa Berardi Mine’, dated March 28, 2011 which can be found under Aurizon’s profile on www.sedar.com  Primary exploration assaying was performed at the mine site laboratory and at Swastica lab in Ontario.  The QA/QC program is a performed at ALS Chemex lab in Val d’Or.

Information of a scientific or technical nature included in this release has been prepared under the supervision of Gilles Carrier, P. Eng., Principal Exploration Geologist of Aurizon and Qualified Person under NI 43-101.

Additional information

The attached two sketches show the position of the drill holes on the Casa Berardi property.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:

Aurizon Mines Ltd.		Renmark Financial Communications Inc.
President & CEO: George Paspalas – 604-687-6600		1050 – 3400 De Maisonneuve Blvd West
VP Operations: Martin Bergeron – 819-874-4511	or	Montreal, QC H3Z 3B8
Investor Relations: jennifer.north@aurizon.com Telephone: 604-687-6600 Toll Free: 1-800-411-GOLD (4653) Email: info@aurizon.com Website: www.aurizon.com		Barry Mire: bmire@renmarkfinancial.com Matthew Planche: mplanche@renmarkfinancial.com Media: Guy Hurd: ghurd@renmarkfinancial.com Telephone: 514-939-3989 Fax:514-939-3717

News Release – September 6, 2011 Drilling Confirms the Continuity and the Potential Extension of the 123 Zone at the Casa Berardi Mine	Page | 3

FORWARD LOOKING STATEMENTS AND INFORMATION

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). The forward-looking information contained in this news release is made as of the date of this news release. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information. Forward-looking information includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the, anticipated effect of completed drill results on the Casa Berardi project, planned work programs,  strategic plans and expected outcomes. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.

The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral reserve and resource estimates, the key assumptions and parameters on which such estimates are based, as set out in the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labour dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon's Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS

As a Canadian reporting issuer, the Company is subject to rules, policies and regulations issued by Canadian regulatory authorities and is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates. In addition, as a Canadian reporting issuer, the Company is required to describe mineral resources associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of "indicated" or "inferred", which categories of resources are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission ("SEC").

The SEC allows mining companies, in their filings with the SEC to disclose only those mineral deposits they can economically and legally extract or produce. Accordingly, information contained in this News Release regarding our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

In particular, this News Release uses the term "indicated" resources. U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release also uses the term "inferred" resources. U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

News Release – September 6, 2011 Drilling Confirms the Continuity and the Potential Extension of the 123 Zone at the Casa Berardi Mine	Page | 4

Hole	E (m)	From (m)	To (m)	Length along the hole (m)	True width (m)	Gold grade (g/t)
CBP-0210	12515.5	257.4	258.9	1.5	1.4	2.5
CBP-0221	12149.4	87.7	88.3	0.6	0.6	0.4
CBP-0222	12149.4	156.5	157.3	0.8	0.7	1.1
CBP-0223	12149.4	227.7	228.7	1.0	0.8	0.3
CBP-0224	12148.4	171.2	173.5	2.3	2.1	2.0
CBP-0225	12148.1	176.0	177.7	1.7	1.3	0.2
CBP-0226	12150.2	222.3	226.0	3.7	2.6	15.4
CBP-0227	12150.3	148.3	151.3	3.0	2.8	1.2
CBP-0228	12150.2	168.3	171.7	3.4	2.9	6.3
CBP-0229	12150.6	187.0	189.2	2.2	1.9	25.7
CBP-0230	12149.4	200.9	204.4	3.5	2.3	1.0
CBP-0261	12522.4	163.5	166.7	3.2	2.7	10.0
CBP-0262	12522.1	191.0	194.7	3.7	2.4	5.5
CBP-0264	12523.0	156.0	159.0	3.0	2.6	2.1
CBP-0265	12523.1	175.5	178.4	2.9	2.0	6.7
CBP-0266	12521.0	173.0	178.0	4.7	3.8	5.1
CBP-0267	12522.1	152.0	165.4	13.4	12.6	7.8
CBP-0268	12522.1	183.0	192.7	9.7	9.7	6.4
CBP-0269	12522.1	233.9	237.0	3.1	3.0	11.2
CBP-0270	12523.1	219.4	220.4	1.0	1.0	2.2
CBP-0271	12523.3	207.3	207.7	0.4	0.4	1.0
CBP-0272	12521.7	221.3	229.9	8.6	8.5	15.2
CBP-0273	12521.9	228.3	232.5	4.2	4.1	1.5
CBP-0274	12522.0	391.7	394.4	2.7	2.2	1.7
CBP-0275	12521.6	351.0	354.0	3.0	2.5	7.7
CBP-0276	12522.3	352.0	353.0	1.0	0.9	2.1
CBP-0277	12522.1	261.7	264.0	2.3	2.0	1.7
CBP-0281	12150.2	200.3	203.2	2.9	2.3	4.6
CBP-0282	12150.3	139.5	142.5	3.0	3.0	5.4
CBP-0283	12149.5	197.2	204.2	7.0	6.7	23.3

News Release – September 6, 2011 Drilling Confirms the Continuity and the Potential Extension of the 123 Zone at the Casa Berardi Mine	Page | 5

Hole	E (m)	From (m)	To (m)	Length along the hole (m)	True width (m)	Gold grade (g/t)
CBP-0284	12148.0	173.2	174.0	0.8	0.8	5.1
CBP-0286	12149.3	203.4	205.3	1.9	1.7	0.3
CBP-0287	12149.7	124.0	126.0	2.0	1.8	7.2
CBP-0288	12150.2	181.7	183.0	1.3	1.2	2.4
CBP-0289	12273.0	264.0	267.8	3.8	3.2	3.8
CBP-0290	12273.0	208.0	209.0	1.0	1.0	1.7
CBP-0295	12448.0	149.6	153.0	3.4	3.0	1.7
CBP-0296	12448.0	154.5	161.0	6.5	6.5	9.1
CBP-0297	12448.0	172.1	173.5	1.4	1.4	1.1
CBP-0298	12448.0	246.2	249.0	2.8	2.6	3.8
CBP-0299	12448.0	142.5	147.6	5.1	4.8	4.1
CBP-0300	12448.5	139.5	141.0	1.5	1.4	1.4
CBP-0301	12447.5	213.0	216.7	3.7	3.7	80.2
CBP-0302	12447.5	314.8	315.2	0.4	0.4	11.3
CBP-0303	12448.5	140.2	152.3	12.1	11.8	5.8
CBP-0321	12273.0	193.0	198.0	5.0	4.9	8.7
CBP-0322	12273.0	192.0	192.5	0.5	0.5	4.7
CBP-0323	12273.5	252.0	254.2	2.2	2.1	1.5
CBP-0324	12273.5	210.0	214.5	4.5	4.5	14.6

News Release – September 6, 2011 Drilling Confirms the Continuity and the Potential Extension of the 123 Zone at the Casa Berardi Mine	Page | 6

CASA BERARDI MINE
Composite Longitudinal Section
W
4 km
E
West Mine & 113 Area
118-123 & Principal Area
East Mine Area
P. Crown Pillar
E. Crown Pillar
P. Underground
E. Underground
152
160
-400m
-800m
4600m
4200m
3800m
Proven & Probable Reserves : 1,457,000 oz
Measured & Indicated Resources : 824,000 oz
Inferred Resources : 748,000 oz
(as of December 31, 2010)
810m Exp. Drift
1010m Trolley Drift
12000E
13600E
0 0.5 km
Proven & Probable Reserves
Measured & Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
Proposed Development
11200E
11600E
12000E
12400E
10400N
10200N
10000N
9800N
Level 550
Zone 118
C.B. Break
South Break Zone 123
Zone 113
South Break
Zone 123
Schematic Section 12475E
Volcanics
Conglomerate
Graywacke
Graphitic Mudstone
Felsic Dyke
Schematic Level Plan 550m
0 50m
New hole - intercept ≥3g/t and/or metal factor ≥10
New hole - intercept <3g/t and/or metal factor <10
Previously released by Aurizon - intercept ≥3g/t and/or metal factor ≥10
Previously released by Aurizon - intercept <3g/t and/or metal factor <10
Historical hole - intercept ≥3g/t and/or metal factor ≥10
Historical hole - intercept <3g/t and/or metal factor <10
Favorable Gold Corridor
2.4/15.0 =grams per tonne gold / metres (true width)
Metal Factor = grade x width
AURIZON
MINES LTD.
CASA BERARDI GOLD MINE
(Quebec)
Follow Up Drilling Along the
123 Zone
September 6, 2011

News Release Issue No. 24 - 2011 Sketch A

News Release – September 6, 2011 Drilling Confirms the Continuity and the Potential Extension of the 123 Zone at the Casa Berardi Mine	Page | 7

Longitudinal section
Zone 123
Probable reserves : 117,700oz
Indicated resources : 23,700oz
Inferred resources : 234,100oz
(as of December 31, 2010)
15.4/2.6
6.3/2.9
25.7/1.9
5.1/3.8
5.5/2.4
10.0/2.7
6.7/2.0
4.1/4.8
80.2/3.7
7.8/12.6
8.7/4.9
5.8/11.8
7.2/1.8
5.4/3.0
9.1/6.5
14.6/4.5
6.4/9.7
15.2/8.5
23.3/6.7
11.2/3.0
4.6/2.3
3.8/3.2
7.7/2.5
4800m
4400m
4000m
12200E
sec. 12475E
12600E
0 50m
Schematic Section
12475E
Volcanics
Conglomerate
Graywacke
Surface
Zone Principal
Zone Principal
290m Track Drift
Zone 123
5.8/11.8
6.4/9.7
15.2/8.5
11.2/3.0
550m Track Drift
810m Exp.Drift
South Break Zone 123
C.B.Break
9800N
10200N
New hole - intercept ≥3g/t and/or metal factor ≥10
New hole - intercept <3g/t and/or metal factor <10
Previously released by Aurizon - intercept ≥3g/t and/or metal factor ≥10
Previously released by Aurizon - intercept <3g/t and/or metal factor <10
Historical hole - intercept ≥3g/t and/or metal factor ≥10
Historical hole - intercept <3g/t and/or metal factor <10
Favorable Gold Corridor
2.4/15.0 =grams per tonne gold / metres (true width)
Metal Factor = grade x width
AURIZON MINES LTD.
CASA BERARDI MINE
September 6, 2011

News Release Issue No. 24 - 2011 Sketch B